                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

               Under the Securities and Exchange Act of 1934

                          MILLER EXPLORATION COMPANY
               ------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK $0.01 PAR VALUE
               ------------------------------------------------
                        (Title of Class of Securities)

                                600533 10 0
               ------------------------------------------------
                               (CUSIP Number)

                             Stephen C. Waterbury
                          Warner Norcross & Judd LLP
                              900 Old Kent Building
                              111 Lyon Street, N.W.
                       Grand Rapids, Michigan 49503-2487
                                 (616)752-2000
               ------------------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 FEBRUARY 9, 1998
               ------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  600533 10 0            13 D                  PAGE 2 OF 6 PAGES
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1.  NAMES OF REPORTING PERSONS/
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                              Kelly E. Miller
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
    (a)  [X]
    (b)  [ ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS                     OO
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5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e) _____
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

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NUMBER OF SHARES                  7. SOLE VOTING POWER                914,295
                                 --------------------------------------------
BENEFICIALLY OWNED BY             8. SHARED VOTING POWER               84,024
                                 --------------------------------------------
EACH REPORTING                    9. SOLE DISPOSITIVE POWER           914,295
                                 --------------------------------------------
PERSON WITH                      10. SHARED DISPOSITIVE POWER          84,024

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                                          998,319
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12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                                [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   8.0%
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14. TYPE OF REPORTING PERSON (See Instructions)                            IN
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<F*> SEE INSTRUCTIONS BEFORE FILLING OUT.

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CUSIP NO.  600533 10 0            13 D                  PAGE 3 OF 6 PAGES
-----------------------                              ------------------------

-----------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS/
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                          Miller and Miller, Inc.
-----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>
    (a)   [X]
    (b)   [ ]
-----------------------------------------------------------------------------
3.  SEC USE ONLY
-----------------------------------------------------------------------------
4.  SOURCE OF FUNDS                     OO
-----------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e) _____
-----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
-----------------------------------------------------------------------------

NUMBER OF SHARES                    7. SOLE VOTING POWER                    0
                                    -----------------------------------------
BENEFICIALLY OWNED BY               8. SHARED VOTING POWER             84,024
                                    -----------------------------------------
EACH REPORTING                      9. SOLE DISPOSITIVE POWER               0
                                    -----------------------------------------
PERSON WITH                        10. SHARED DISPOSITIVE POWER        84,024

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                                           84,024
-----------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                           [X]<F**>
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    .7%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (See Instructions)                            CO
-----------------------------------------------------------------------------


<F*> SEE INSTRUCTIONS BEFORE FILLING OUT.
<F**> EXCLUDES SHARES BENEFICIALLY OWNED BY KELLY E. MILLER.

ITEM 1    SECURITIES AND ISSUER

     This statement relates to the acquisition of 998,319 shares of the $0.01 par value common stock of Miller Exploration Company (the "Company"), the address of the executive office of which is 3104 Logan Valley Road, Traverse City, Michigan 49684. This statement is being filed jointly on behalf of (1) Kelly E. Miller and (2) Miller and Miller, Inc.

ITEM 2    IDENTITY AND BACKGROUND

(1)
     (a)  Name: Kelly E. Miller
     (b)  Business address: 3104 Logan Valley Road, Traverse City, Michigan
          49684
     (c) Mr. Miller is the President, Chief Executive Officer, and a director of the Company. The Company is an independent oil and gas exploration and production company.
     (d) Mr. Miller has not been convicted in a criminal proceeding during the previous five years.
     (e) Mr. Miller has not been a party in a civil or administrative proceeding involving an alleged violation of any state or federal securities laws during the previous five years.
     (f)  Mr. Miller is a citizen of the United States of America.

(2)
     (a) Name and state of organization: Miller and Miller, Inc., a Michigan corporation.
     (b)  Business address: 3104 Logan Valley Road, Traverse City, Michigan
          49684
     (c) Business purpose: Miller and Miller, Inc. is an oil and gas exploration company.
     (d) Miller and Miller, Inc. has not been convicted in a criminal proceeding during the previous five years.
     (e) Miller and Miller, Inc. has not been a party in a civil or administrative proceeding involving an alleged violation of any state or federal securities laws during the previous five years.

ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Miller, as sole trustee of the Kelly E. Miller Trust, was issued 100 shares of common stock of the Company in connection with its formation on November 14, 1997. The Company issued the shares upon payment of $100 by Mr. Miller in a transaction exempt under Section 4(2) of the Securities Act. Mr. Miller acquired the remaining 998,219 shares through an Exchange and Combination Agreement (the "Combination Agreement") entered into with the Company's predecessor, Miller Oil Corporation ("MOC"), that became effective as of November 12, 1997. The 998,219 shares include 914,195 shares held by the Kelly E. Miller Trust, a revocable trust of which Kelly
E. Miller is the sole trustee, and 84,024 shares held by Miller and Miller,

Inc., which is owned by the Kelly E. Miller Trust. Mr. Miller contributed, under the Combination Agreement, assets including capital stock of MOC and interests in oil and gas properties in which MOC also had an interest. In exchange for these assets, Mr. Miller received a number of shares of common stock of the Company proportionate to the value of his ownership interest in the assets. The percentage interest of Mr. Miller's interest in the assets was established in the Combination Agreement. The shares of common stock obtained in connection with the Combination Agreement were offered and sold by the Company without registration, in reliance upon the exemption from registration made available under Section 4(2) of the Securities Act and Rules 501-503 and 506-508 of Regulation D promulgated thereunder.

ITEM 4    PURPOSE OF TRANSACTION

(1) Mr. Miller acquired the shares as an investment. Mr. Miller intends for the Company to continue its business of oil and gas exploration and production. Mr. Miller intends for the common stock of the Company to continue to be eligible for trading on The Nasdaq Stock Market.

(2) Miller and Miller, Inc. acquired the shares as an investment. Miller and Miller, Inc. intends for the Company to continue its business of oil and gas exploration and production. Miller and Miller, Inc. intends for the common stock of the Company to continue to be eligible for trading on The Nasdaq Stock Market.


ITEM 5    INTEREST IN SECURITIES OF THE ISSUER.

(1) Mr. Miller is the beneficial owner of 998,319 shares of the Company's common stock, or approximately 8.0% of its outstanding shares. Mr. Miller holds the sole power to vote and dispose of 914,295 of these shares.
Mr. Miller holds the shared power to vote and dispose of 84,024 of these shares. Mr. Miller shares the power to vote and the power to dispose with Miller and Miller, Inc.

(2) Miller and Miller, Inc. is the beneficial owner of 84,024 shares of the Company's common stock, or approximately .7% of its outstanding shares. Miller and Miller, Inc. has shared power to vote and dispose of these shares. Miller and Miller, Inc. shares the power to vote and the power to dispose of these shares with Kelly E. Miller.


ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None

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ITEM 7    MATERIALS TO BE FILED AS EXHIBITS

          The following exhibits are furnished with this Schedule 13D:

          EXHIBIT NUMBER                DOCUMENT
               99.1                     Joint Filing Agreement
               99.2                     Members of Group


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 19, 1998             /S/ KELLY E. MILLER
                                     Kelly E. Miller



                                     MILLER AND MILLER, INC.

                                     KELLY E. MILLER TRUST


                                     By /S/ KELLY E. MILLER
                                        Kelly E. Miller, Trustee




                                    *By /S/ TASHIA L. RIVARD
                                        Tashia L. Rivard, Attorney-in-Fact

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                               EXHIBIT INDEX


          EXHIBIT NUMBER                DOCUMENT
               99.1                Joint Filing Agreement
               99.2                Members of Group